May 24, 2012

Via EDGAR

Russell Mancuso, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rockwell Medical Technologies, Inc. (“Rockwell”)
Registration Statement on Form S-3
Filed April 27, 2012
File No. 333-181003

Dear Mr. Mancuso:

We are submitting via EDGAR the following responses to the comment letter dated May 10, 2012 to Robert Chioini from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing.

To assist your review, we have retyped the text of the Staff’s comments (in italics) above our responses.

Prospectus Cover Page

1.	Please revise the prospectus cover page to disclose the aggregate offering amount.

Response:

We have added the aggregate offering amount to the cover page as requested.

Prospectus Summary

2.	Please highlight in your prospectus summary the change in your net loss and assets for the two most recently completed fiscal years and the subsequent quarterly period. Also highlight the material reasons for the changes.

Response:

We have added the requested disclosure to the prospectus summary.

Documents Incorporated by Reference, page 3

3.	Please revise the second paragraph under the list of bullet points in this section to state clearly what you mean.

Response:

We have modified the second paragraph under the bullet points as requested.

We acknowledge that:

•	Should the Commission or the Staff declare the registration statement effective, such declaration does not foreclose the Commission from taking any action with respect to the registration statement;

•	The Commission’s or Staff’s declaration of effectiveness does not relieve Rockwell from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•

Rockwell may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me (248-960-9009) or our outside counsel, Mark Metz (313-568-5434), if you have any questions or wish to discuss our responses to the Staff’s comment letter.

Very truly yours,

/s/Thomas E. Klema

Vice President and Chief Financial Officer

cc:	Mary Beth Breslin
Robert L. Chioini
Mark A. Metz